Exhibit 99.1

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Financial Statement Presentation

The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

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Dear Shareholders,

Over the past several quarters we have opened our investor letter with a quote from business literature that we feel is relevant based on observations we’ve made of the market and our relative positioning. This quarter is no different. In light of the accelerating pace of change and the prevailing uncertainty that pervades the global economy at present, this quote from Warren Buffet from the 2005 Berkshire Hathaway Annual Letter to Shareholders, felt particularly appropriate:

Every day, in countless ways, the competitive position of each of our businesses grows either weaker or stronger. If we are delighting customers, eliminating unnecessary costs, and improving our products and services, we gain strength. But if we treat customers with indifference or tolerate bloat, our businesses will wither. On a daily basis, the effects of our actions are imperceptible; cumulatively, though, their consequences are enormous.

When our long-term competitive position improves as a result of these almost unnoticeable actions, we describe the phenomenon as “widening the moat.” And doing that is essential if we are to have the kind of business we want a decade or two from now.

Given the vast amount of public and private capital pouring into green hydrogen opportunities, we and our peers are fortunate to be operating in a macro-economic environment that has some protection from recessionary headwinds. But that doesn’t mean that we are immune from the challenges facing the global economy.

Over the last year, the market paradigm around the energy transition, and green hydrogen specifically, has changed markedly. While investors and customers alike remain highly engaged on energy transition opportunities thanks to the favorable legislative backdrop across Europe and North America, they are increasingly focused on execution capabilities and line-of-sight to profitability. In this environment, having a unique source of differentiation is not enough – building on our competitive advantage and widening our competitive moat is critical.

As we will discuss in the balance of this letter, we continue to deliver tangible steps which enhance our positioning in the market. The foundation of that effort is continuous innovation, highlighted by the introduction of what we believe will be game-changing technology, our HEVO-Chain. We have also continued to execute on our commercial objectives, securing meaningful grants in Iberia, signing tech sale contracts, and maturing our project development portfolio. Finally, we continue to make substantive progress in building strategic relationships which bring additional technical resources and broaden our commercial footprint, including but not limited to the agreements we have entered into with Toshiba (focused on MEA development), Duferco Energia SpA (opening up the Italian market) and Electus Energy (our partner in our recently announced project in Bakersfield, California).

We have continued to invest in our core assets which will help us better serve our clients both today and into the future. These investments include our state-of-the art manufacturing facility at Benavente, our demonstrator plants spread over two phases at Évora, our Intellectual Property and related HEVO technology intangible assets and, in this time when supply chain resilience remains a concern, ensuring availability of essential inputs (where necessary including the placement of advance orders for long lead-time items). Taken together, these investments leave Fusion Fuel well placed to efficiently and cost-effectively deliver on our current and future projects.

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Cash outflows during the third quarter included investment of €5.2 million in raw materials, inventory and pre-payments associated with the placement of purchase orders to lock-in the delivery of critical components. With that, and the €12m of Inventory we hold, we are well positioned for a ramp-up in production. Additionally, we saw higher compensation expense due to increased headcount, and made continued investment in the development of the Évora and HEVO-Sul plants. At quarter-end the value of our core assets amounted to €46.6 million, which represents an increase of €4 million on the value at the end of the second quarter. In addition to our investment in our core assets, at the end of the third quarter we also had receivables of €7.4 million which are amounts due to us in relation to VAT refunds and grants owed to us by the Portuguese government. Our cash balance was €3.6 million at the end of this quarter. So far in Q4, we have received €1.2 million of the amounts due and we expect to receive further substantial reimbursements before year end. In addition, we are pursuing the sale leaseback of the Benavente real estate, which we expect to close by year-end, which will also provide substantial cash inflow to the company.

The decrease in the value of the outstanding warrants at September 30, 2022, compared to June 30, 2022, and the associated fair-value treatment of the warrant obligation had a positive impact on pre-tax income of €3.8 million. It is important to note that expenses booked in relation to the Employee Incentive Plan (EIP) and any income or expense associated with the outstanding warrants are non-cash booking and only a reflection of the quarterly “marking-to-market” of these securities.

In our last management letter, we discussed the remarkable dynamism and rapid pace of change in the green hydrogen sector. In the context of that market backdrop, the best source of a durable competitive advantage is a differentiated offering. For the first two years of Fusion Fuel’s existence as a public company, our innovative HEVO-Solar has provided that source of differentiation. While there is no shortage of attention being paid to green hydrogen, the reality on the ground is that there are relatively few large-scale opportunities in the market today. There is concern on the part of industrial customers around placing big bets and getting it wrong. And so, at a time when scale is viewed as the only viable path to reducing the capital cost of electrolysis capacity, the modularity and scalability of our HEVO-Solar technology continues to drive significant commercial interest in the markets in which we compete. Of course, we continue to iterate on our core HEVO micro-electrolyzer to reduce the cost and improve the performance of our integrated solar-to-hydrogen solution.

However, our HEVO-Solar technology, by virtue of being coupled to the concentrating photovoltaic system, precludes its applicability to certain green hydrogen market opportunities. In order for Fusion Fuel to establish itself as a truly global player, we felt it was critical to develop a solution to complement the HEVO-Solar; one which would enable us to offer a solution regardless of the source of electricity or the land available for the installation. We recently announced a product that marks our entry into the centralized electrolyzer segment, one which promises to dramatically expand our addressable market and unlock new commercial applications: the HEVO-Chain.

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HEVO-Chain represents a revolutionary advance in the design of centralized PEM electrolyzers. Each HEVO-Chain Hydrogen Unit consists of 16 interconnected HEVO micro-electrolyzers—the very same HEVOs that are mounted on the back of our HEVO-Solar system. Each unit represents 11.2 kW of electrolysis capacity, outputting 5.6 kg of hydrogen per day at 4 bars of pressure. As with the HEVO-Solar, HEVO-Chain was built with modularity and scalability in mind. The unit is designed for a standard 19” cabinet, allowing for up to eight stackable units to be integrated seamlessly alongside the power electronics and water purification system.

Rather than relying on a traditional cell-stack configuration, the HEVO-Chain builds off our proprietary HEVO architecture, enabling the system to operate at higher efficiency – roughly 49 kWh / kg of hydrogen – and avoid the losses that stem from more conventional electrolyzer stack designs. Our HEVO architecture allows each membrane to operate independently with multiple electrochemical cells in simultaneous operation, a radically novel concept that operates with lower power requirements and cheaper power systems than existing solutions. And due to our modular approach, which combines many identical HEVO units manufactured in a highly efficient, automated production process, we expect our HEVO-Chain system to be highly competitive on a capex / kW basis relative to comparable centralized PEM electrolyzers, even at small scale.

As it is decoupled from the concentrating photovoltaic system that is the signature of the HEVO-Solar, the HEVO-Chain solution is power agnostic. And it is scalable, able to operate as a single HEVO-Chain unit or multi-megawatt containerized solution. This means that it can be deployed in every market, no matter the geography. In conjunction with the HEVO-Solar system, we are now positioned to deliver green hydrogen solutions for every customer, meeting any size demand, using any source of renewable electricity, and in any geography around the globe.

The HEVO-Chain is currently undergoing comprehensive performance and reliability testing. In 2023 our focus will be on industrializing the HEVO-Chain and containerizing the water and power management systems. We expect the first HEVO-Chain units to enter commercial use in 2024. We are confident the introduction of HEVO-Chain will significantly expand our universe of addressable commercial opportunities, particularly in North America and Northern Europe.

From a commercial perspective, our focus continues to be on de-risking the commercial pipeline in our core markets, progressing our development portfolio through to final investment decision, and securing confirmed technology sale orders for the entirety of our production capacity in 2023 and beyond.

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One of the strategies that we are actively exploring is the transformation of our development pipeline into technology sales. We continue to believe that exposure to the entire hydrogen value chain—owning producing assets and selling technology—is the optimal strategy as the market matures and it becomes clear where excess returns will be found. We are exploring opportunities with partners to fund the majority of the capital investment for our development projects, turning those projects into technology sales. We believe this will create considerable value for our company and shareholders: it will enable us to sell technology with a margin to those projects, monetize the grants that we have secured, and expedite revenue recognition and provide a quicker pathway to profitability, while still retaining exposure to the attractive, long-lived cash flows associated with those assets.

In the interim, we are making progress with respect to our tech sale pipeline. Recently, we have made several announcements demonstrating success in our continued push to convert our project pipeline. We recently announced third-party tech sale contracts with KEME and Gedisol totaling approximately €7 million in revenue, for two projects that will be developed in 2023. These projects, located in Portugal and Spain respectively, have both secured grant funding and represent more than 200 HEVO-Solar units between the two.

In addition, we announced that Fusion Fuel was approved for grant funding through two Portuguese programs – Component 5 and Component 14 of the National Recovery and Resilience Facility. More recently we announced that four projects, in which Fusion Fuel is identified as technology provider, were preselected for nearly €13 million in grants through Spain’s H2 Pioneros program, one of the first funding calls under the Strategic Projects for Economic Recovery and Transformation (‘PERTE’) program. The projects connected with those grants represent over 4,300 HEVO-Solar units of cumulative demand between 2023-2025. All of these projects are highly actionable opportunities, de-risking our pipeline and contributing to our overarching commercial objective of finding a home for 100% of our production capacity over the coming years. Having our near-term pipeline focused almost exclusively on commercial opportunities in Portugal and Spain will allow us to maintain a sharper focus on execution and drive confidence in our ability to convert opportunities into tangible assets.

While we remain focused on our core markets of Portugal and Spain, we have also formally commenced our expansion into strategic markets outside of Iberia in which we have a compelling value proposition and material competitive advantage. We believe the Italian market is a natural extension of our core European business owing to its excellent solar irradiance, existing natural gas infrastructure, proximity to our Benavente production facility, and stated ambition to integrate green hydrogen within its energy portfolio over the coming years.

In that vein, we recently announced a joint agreement with Duferco Energia SpA to extend our reach into Italy. The agreement establishes the framework for developing a commercial pipeline in Italy and select countries in the MENA region for technology sales and project development. Fusion Fuel will utilize Duferco’s local sales network, knowledge of local markets, and deep expertise in shipping and logistics while serving as our “boots on the ground” for the development of that market. The first project under the agreement will be a 1.25 MW pilot project at Duferco’s industrial facility in Giammoro, Sicily, which would produce roughly 46 tonnes of green hydrogen per annum and will be developed in 2024. Our strategy is to build on the commercial blueprint we have employed successfully in Portugal and Spain focusing on the mobility and industrial segments. We will look to develop a mobility backbone in Southern Italy, beginning with four integrated solar-to-hydrogen refueling stations by the end of 2024. In parallel, we will pursue opportunities to develop hydrogen hubs around industrial centers in Northern Italy, akin to how we have approached the Sines region in Portugal. One of our initial targets will be to work with Duferco to deploy our HEVO-Chain technology at their steel mill in Brescia, Italy. We are confident this multifaceted strategy, enabled by our best-in-class electrolyzer technology, will facilitate the establishment of Fusion Fuel as an early leader in the Italian green hydrogen market.

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In our previous update, we discussed the game changing passage of the Inflation Reduction Act (“IRA”) in the United States. The financial incentives of the IRA, in particular the $3/kg production tax credit, will immediately make our green hydrogen competitive with grey hydrogen. Considering these tailwinds, we communicated our intention to accelerate our growth strategy into North America. To that end, we recently announced our first anchor project in the United States, a $180 million, 75 MW solar-to-green hydrogen facility to be located in Bakersfield, California. Due to the unique combination of solar irradiance, the incentives available under California’s Low Carbon Fuel Standard program, and proximity to large-scale offtake in the form of logistics hubs, heavy industry, and natural gas infrastructure, Bakersfield is the ideal cornerstone of our North American commercial strategy. The project, which will be jointly developed alongside Electus Energy, will feature a refueling station for heavy duty commercial vehicles, along with the balance of plant equipment for filling and distributing compressed cylinders to supply local industrial customers. We have already obtained the necessary land lease option and commenced pre-feasibility work with Black & Veatch as the lead contractor for the project and are targeting final investment decision on the project in 2024, with commissioning expected in 2025.

Expansion into North America, beginning with Bakersfield, is a pivotal step forward for Fusion Fuel. To ensure we can deliver on Bakersfield and secure additional development opportunities in this new market, we have begun building out our North American team, with particular focus on our business and project development capabilities. However, both the scale of Bakersfield and the need for the majority of our equipment to be sourced in the US in order to be eligible for the incentives provided by the IRA, will necessitate the development of a manufacturing facility in North America. Given the scope of the addressable market in North America, particularly in light of the anticipated 2024 introduction of the HEVO-Chain, this would lead to a step change in our production capacity over the back half of the decade. We are in the early stages of that process and will continue to update the market as we refine our production strategy.

Finally, while we remain very focused on our near-term pipeline, we have not lost sight of the projects that brought us to this point. To that end, we recently announced the long-awaited commissioning of our H2Évora facility, Portugal’s first fully integrated solar-to-green hydrogen plant. Despite its modest size at only 15 HEVO-Solar units, the importance of this project should not be underestimated. In many ways, H2Évora has already served its purpose—we have hosted dozens of visits to the facility from customers and investors alike, which has helped validate the efficacy of our disruptive HEVO technology. Going forward, H2Évora will provide emissions-free power to the Portuguese electric grid for many years to come through the use of our green hydrogen in the 200-kilowatt fuel cell installed at the site. H2Évora will also serve as a commercial proving ground for our R&D team as they continue to iterate on our core technology and roll out additional products.

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In summary, we have a sound commercial strategy in place to deliver against our 2023 pipeline in our core markets of Spain and Portugal. In parallel we have made significant strides in establishing anchor projects and partnerships in strategic markets to support a more aggressive growth trajectory into the future. Between the early-stage opportunities in California and Italy, and the balance of our commercial portfolio in Portugal and Spain, we have line of sight to 140 MW of electrolyzer capacity between HEVO-Solar and HEVO-Chain for 2024. We believe our differentiated offerings along with our desire to participate across the green hydrogen value chain will be extremely attractive to customers and investors alike as we look to expand quickly into these exciting new markets.

Our unique value proposition, driven by the grid-independent, scalable nature of our core technology, is the source of our competitive advantage. We are constantly seeking out opportunities to widen our moat: through product innovation like the introduction of next generation HEVO or the disruptive HEVO-Chain solution, through our focus on strategic partnerships with Toshiba and others, or through the continued expansion of our development portfolio, both in Southern Europe and in new markets like the United States. Despite the widespread volatility and macroeconomic uncertainty, we believe Fusion Fuel is well positioned for Q4, 2023 and the years ahead.

Yours Sincerely,

Zachary Steele
Co-Head of Fusion-Fuel

Frederico Figueira de Chaves
Co-Head of Fusion-Fuel

21.00

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Third Quarter Highlights

▪	Received approval for €10m in grant funding from C-14 of PRR to develop the HEVO-Industria project in Sines?

▪	Announced completion of an independent technology assessment of Fusion Fuel and the HEVO-Solar system by Black & Veatch

▪	Announced completion of three-month performance audit of HEVO-Solar system by TUV SUD

▪	Commenced construction on Exolum project in Madrid, Spain

▪	Filed two additional patents

Subsequent Events

▪	Announced €5 million tech sale contract with Gedisol for 3.2 MW green hydrogen project in Spain

▪	Announced €2 million tech sale contract with KEME Energy for green hydrogen project in Portugal

▪	Commissioned H2Évora green hydrogen plant

▪	Entered into agreement with Duferco Energia SpA to develop Italian Green Hydrogen Market

▪	Announced involvement in 4 projects preselected for €13 million in grants through Spain’s H2 Pioneros Program

▪	Announced entry into centralized PEM electrolyzer market with HEVO-Chain; filed associated patent

▪	Announced agreement with Electus Energy to develop 75 MW green hydrogen project in Bakersfield, California

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Key Figures

KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q3 2022	Q2 2022
o/w share-based payment (non-cash) expenses[1]	(878)	(954)
o/w operating expenses[2]	(4,649)	(3,943)
OPERATING (LOSS) INCOME	(5,527)	(4,897)
o/w fair value movement – warrants[3]	3,841	6,717
o/w finance gain/ (loss), net[4]	288	504
o/w share of loss of equity-accounted investees[5]	(240)	(167)
PRE-TAX (LOSS) / PROFIT	(1,637)	2,157

1 The Q3 2022 expenses relates to the Company granting 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021, and 59,441 RSU’s to employees during the nine months ended September 30, 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

2 These expenses are related to the operational activity of the Group. Our personnel costs increased by €0.6m in Q3 2022 when compared to Q2 2022. A significant portion of this increase was due to an increase in our headcount during June 2022 and Q3 2022. We had 22 new hires in June and 23 during Q3. For the 22 new hires in June, Q3 was the first quarter with a full charge for these staff members. During this period, we also saw increases to the running cost of our Evora plant as it moved towards its operating stage which were offset by reductions in marketing costs, professional fees and motor, travel & subsistence costs.

3 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

4 Included in this caption are positive foreign exchange rate variances being offset by a reduction in the fair value of our short-term investments. All short-term investments positions were closed by the end of Q3.

5 This relates to the Company's investment in Fusion Fuel Spain, S.L. ("Fusion Fuel Spain"). The Company holds a 50% interest in Fusion Fuel Spain and extended a loan facility up to €2 million of which €0.5 million had been drawn down during the nine months ended September 30, 2022. The Company's investment in Fusion Fuel Spain is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date.

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KEY FINANCIALS & FIGURES (€000’s) (Unaudited)	Q3 2022	Q2 2022

Property, plant and equipment[1]	27,958	26,628
Intangible assets[2]	5,650	5,374
TOTAL NON-CURRENT ASSETS	33,608	32,002
Prepayments and other receivables[3]	5,470	5,098
Inventory	12,037	9,490
VAT receivable[4]	6,574	5,899
Financial asset investments (fair value)	-	8,609
Cash and cash equivalents	3,610	1,996
TOTAL CURRENT ASSETS	27,691	31,092
TOTAL ASSETS	61,299	63,094

Trade and other payables[5]	4,320	4,316
Cost accruals	1,558	959
Derivative financial instruments - Warrants[6]	9,736	13,577
TOTAL LIABILITIES	15,614	18,852

TOTAL NET ASSETS	45,685	44,242

1 The balance includes our Benavente facility (€10.1m), our Évora demonstrator plants (€7m), and our HEVO-Sul project in Sines, Portugal (€8.9m). In addition, we have recognized Right of Use assets for our lease arrangements in accordance with IFRS 16 Leases (€1.4m).

2 Recognized here is the IP that transferred about part of our merger in 2020 (€1.9m) and the spend incurred on our HEVO technology to date (€3.7m).

3 Advanced payments to supplier's accounts for €2.8m of this balance. In addition, we have deferred costs relating to our ongoing Exolum project (€1.2m) and a grant receivable balance of €0.8m.

4 To date, we have submitted four separate reimbursement requests totaling €3.9m of which €0.6m was received in October 2022 and €0.6M was received in November 2022. For the remaining amount requested (two separate claims), we expect both amounts to be paid (€2.6m) in the first half of December 2022.

5 €2.7M of this balance represents amounts owed to suppliers. The remaining balance relates to IFRS 16 Leases bookings (€1.4m) and payroll related taxes owed in Portugal and Ireland (€0.3m).

6 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. The market price at September 30, 2022 was $1.07 (June 30, 2022: $1.59).

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SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q3 2022	Q2 2022
ORDINARY SHARES
Class A1	11,293,992	10,998,723
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	13,418,992	13,123,723
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	111,484	99,802
OPTIONS OUTSTANDING[2]	2,128,554	2,128,554

1  On June 6, 2022, we entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company’s common stock having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. Between July 11, 2022, and September 30, 2022, we sold 295,269 class A ordinary shares for net proceeds of $2,204,959 at an average sales price of $7.35 per share. We paid $66,149 in commissions to agents as part of these trades. Between October 3, 2022 and November 14, 2022, we sold 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to agents as part of these trades.

2 During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. We consider the options to be service awards under IFRS 2 and classifies the vesting period, which varies by award. This is a non-cash expense. No options were issued or exercised during Q2 or Q3 2022.

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GRANT REQUEST UPDATE – SUBSEQUENT TO SEPTEMBER 30, 2022 (€000’s) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
Other grant applications[4]	60,000	30,000	-
TOTAL	78,711	48,711	3,460

1 During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Programme | POSEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3 million in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6 million.

2 On 31 December 2021, Fusion Fuel (“FF”) entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. (“AICEP”) where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3 million of which €4.4m related to ‘cash’ reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8 million.

3 On August 18, 2022, we announced that we were successful with our application under the Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10 million marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of 300 HEVO-Solar units along with a hydrogen refueling station. This facility will be equipped with our HEVO-Night solutions and will produce an estimated 764 tonnes of green hydrogen per annum.

4 Includes projects in Portugal and Spain, however this excludes the IPCEI submission as this project is so large it can significantly distort the values.

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Executive Offices

Ireland

Fusion Fuel Green Plc.

The Victorians

15 - 18 Earlsfort Terrace

Saint Kevin's - Dublin 2

Ireland

contact@fusion-fuel.eu

Portugal

Fusion Fuel Portugal

Rua da Fábrica, S/N, Sabugo

2715-376 Almargem do Bispo

Portugal

contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at

ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind

1 State Street

New York, NY 10004

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